UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Herley Industries, Inc.

(Name of Issuer)

Common Stock, $ .10 par value

(Title of Class of Securities)

427398102

(CUSIP Number)

Daniel J. Donoghue
Michael R. Murphy
Discovery Group I, LLC
Hyatt Center
24th Floor
71 South Wacker Drive
Chicago, Illinois 60606

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427398102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 730,799

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 730,799

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,799

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 427398102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 730,799

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 730,799

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,799

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 427398102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 730,799

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 730,799

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,799

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Company

This Amendment No. 1 (the “Amendment No. 1”) relates to the Common Stock, $.10 par value (the “Common Stock”), of Herley Industries, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601. This Amendment No. 1 supplements, as set forth below, the information contained in Item 4 of the Schedule 13D filed by the Reporting Persons with respect to the Company on May 17, 2006 (the “Original Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Original Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’  knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended by the addition of the following paragraph thereto:

Discovery Group on June 7, 2006 sent a letter (the “Second Letter”) to the Company’s Board of Directors recommending that the Board (i) seek to remove the Chairman of the Board, who has been indicted by the U.S. Attorney’s Office for the Eastern District of Pennsylvania, as a director of the Company, (ii) name a new Board Chairman who is independent and has interests that are aligned with the public shareholders, (iii) appoint a Special Committee of the Board to evaluate the future viability of the Company, (iv) hire an independent investment bank and independent legal counsel to assist the Special Committee, and (v) consider a sale of the Company. The description of the Second Letter contained in this Amendment No. 1 is qualified in its entirety by reference to the Second Letter, which is included as Exhibit 2 to this Amendment No. 1 and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of May 17, 2006, by and among Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.
Exhibit 2: Letter dated June 7, 2006 from Discovery Group I, LLC to the Board of Directors of Herley Industries, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2006
Date

DISCOVERY GROUP I, LLC

/s/ Michael R. Murphy
Signature

Michael R. Murphy, Managing Member
Name/Title

/s/ Daniel J. Donoghue
Signature

Daniel J. Donoghue
Name/Title

/s/ Michael R. Murphy
Signature

Michael R. Murphy
Name/Title

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of May 17, 2006, by and among Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.
Exhibit 2	Letter dated June 7, 2006 from Discovery Group I, LLC to the Board of Directors of Herley Industries, Inc.